Levine Garfinkel & Eckersley
Attorneys At Law

Ira S. Levine †*		1671 W. Horizon Ridge Pkwy
Louis E. Garfinkel		Suite 230
Brent C. Eckersley (Of Counsel)*		Henderson, Nevada 89012
Telephone: (702) 673-1608
Facsimile: (702) 735-2198
	September 8, 2020	E-mail: ilevine@lgealaw.com

* Also admitted in California † LLM (taxation)

Jorge Bonilla
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	DLP Positive Note Fund LLC
Offering Circular Form 1-A
Filed September 1, 2020
File No. 024-11180

Dear Mr. Bonilla:

Please withdraw the Offering Statement filed on September 4, 2020.  This Offering Statement was filed in error as an amendment. The purpose of the filing was to file the Offering Circular as a supplement to provide the date that the offering was qualified by the SEC.

Thank you for processing the withdrawal.

Please contact the undersigned with any questions or comments.

Very truly yours,
/s/ Ira S. Levine, Esq.
Ira S. Levine, Esq.